                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                               Analex Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    032653107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

             Barbara Friedman, Esq., New York Life Capital Partners, 51 Madison Avenue, 31st Floor, New York, New York 10010
                                 (212) 576-7675

                                    Copy to:
                   Linda E. Ransom, Esq., Dewey Ballantine LLP
              1301 Avenue of the Americas, New York, New York 10019
                                 (212) 259-6570

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  April 1, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 032653107                                           PAGE 2 OF 29 PAGES

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      New York Life Capital Partners II, L.P.
      I.R.S. #52-2309815
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP           (a) [ ]
                                                                 (b) [X]*
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
         NUMBER OF       0
          SHARES    ------------------------------------------------------------
       BENEFICIALLY  8   SHARED VOTING POWER
         OWNED BY        4,714,285*
           EACH     ------------------------------------------------------------
         REPORTING   9   SOLE DISPOSITIVE POWER
          PERSON         0
           WITH     ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                         4,714,285*/**
--------------------------------------------------------------------------------
            11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                     4,714,285*
--------------------------------------------------------------------------------
            12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES                                       [X]*
--------------------------------------------------------------------------------
            13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     23.3% (75.9% if aggregated with the shares beneficially
                     owned by the other Stockholder Parties (as defined in Item
                     4 of this Statement)).*
--------------------------------------------------------------------------------
            14       TYPE OF REPORTING PERSON

                     PN
--------------------------------------------------------------------------------

      * New York Life Capital Partners II, L.P. ("NYL") expressly disclaims that it is a member of a "group" as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5(b)(1) thereunder. As detailed in Item 5 of this Statement, if a "group" consisting of the Stockholder Parties (as such term is defined in Item 4 of this Statement) were deemed to exist, NYL would be deemed to beneficially own, and be deemed to share the power to vote or direct the vote of, in each case, all of the shares of Common Stock (as such term is defined in Item 1 of this Statement) beneficially owned by such group. The aggregate for such group would be 32,966,638 shares of Common Stock, representing 75.9% of the shares of Common Stock.

      ** As detailed in Item 6 of this Statement, NYL is a party to that certain Co-Sale Agreement, dated May 28, 2004, by and among Analex Corporation, NYL and certain other investors, which limits the transferability of shares subject to this Schedule 13D.

                                  SCHEDULE 13D

CUSIP NO. 032653107                                           PAGE 3 OF 29 PAGES

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      New York Life Capital Partners II, L.L.C., as General Partner of New York Life Capital Partners II, L.P.
      I.R.S. #52-2309807
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP           (a) [ ]
                                                                 (b) [X]*
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
         NUMBER OF       0
          SHARES    ------------------------------------------------------------
       BENEFICIALLY  8   SHARED VOTING POWER
         OWNED BY        4,714,285*
           EACH     ------------------------------------------------------------
         REPORTING   9   SOLE DISPOSITIVE POWER
          PERSON         0
           WITH     ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                         4,714,285*/**
--------------------------------------------------------------------------------
            11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                     4,714,285*
--------------------------------------------------------------------------------
            12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES                                    [X]*
--------------------------------------------------------------------------------
            13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     23.3% (75.9% if aggregated with the shares beneficially
                     owned by the other Stockholder Parties (as defined in Item
                     4 of this Statement)).*
--------------------------------------------------------------------------------
            14       TYPE OF REPORTING PERSON

                     00
--------------------------------------------------------------------------------

      * New York Life Capital Partners II, L.L.C. ("NYLGP") expressly disclaims that it is a member of a "group" as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5(b)(1) thereunder. As detailed in Item 5 of this Statement, if a "group" consisting of the Stockholder Parties (as such term is defined in Item 4 of this Statement) were deemed to exist, NYLGP would be deemed to beneficially own, and be deemed to share the power to vote or direct the vote of, in each case, all of the shares of Common Stock (as such term is defined in Item 1 of this Statement) beneficially owned by such group. The aggregate for such group would be 32,966,638 shares of Common Stock, representing 75.9% of the shares of Common Stock.

      ** NYLGP acts as the general partner of New York Life Capital Partners II, L.P. ("NYL"). As detailed in Item 6 of this Statement, NYL is a party to that certain Co-Sale Agreement, dated May 28, 2004, by and among Analex Corporation, NYL and certain other investors which limits the transferability of shares subject to this Schedule 13D.

                                  SCHEDULE 13D

CUSIP NO. 032653107                                           PAGE 4 OF 29 PAGES

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      NYLCAP Mnager LLC, as investment manager of New York Life Capital Partners II, L.P.
      I.R.S. #13-4091043
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP           (a) [ ]
                                                                 (b) [X]*
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
         NUMBER OF       0
          SHARES    ------------------------------------------------------------
       BENEFICIALLY  8   SHARED VOTING POWER
         OWNED BY        4,714,285*
           EACH     ------------------------------------------------------------
         REPORTING   9   SOLE DISPOSITIVE POWER
          PERSON         0
           WITH     ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                         4,714,285*/**
--------------------------------------------------------------------------------
            11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                     4,714,285*
--------------------------------------------------------------------------------
            12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES                                    [X]*
--------------------------------------------------------------------------------
            13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     23.3% (75.9% if aggregated with the shares beneficially
                     owned by the other Stockholder Parties (as defined in Item
                     4 of this Statement)).*
--------------------------------------------------------------------------------
            14       TYPE OF REPORTING PERSON

                     IA, 00
--------------------------------------------------------------------------------

      * NYLCAP Manager LLC ("NYLCAP") expressly disclaims that it is a member of a "group" as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5(b)(1) thereunder. As detailed in Item 5 of this Statement, if a "group" consisting of the Stockholder Parties (as such term is defined in Item 4 of this Statement) were deemed to exist, NYLCAP would be deemed to beneficially own, and be deemed to share the power to vote or direct the vote of, in each case, all of the shares of Common Stock (as such term is defined in Item 1 of this Statement) beneficially owned by such group. The aggregate for such group would be 32,966,638 shares of Common Stock, representing 75.9% of the shares of Common Stock.

      ** NYLCAP is a registered investment adviser and acts as investment manager of New York Life Capital Partners II, L.P. ("NYL"). As detailed in Item 6 of this Statement, NYL is a party to that certain Co-Sale Agreement, dated May 28, 2004, by and among Analex Corporation, NYL and certain other investors which limits the transferability of shares subject to this Schedule 13D.

                                  SCHEDULE 13D

CUSIP NO. 032653107                                           PAGE 5 OF 29 PAGES

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      New York Life Investment Management Holdings LLC
      I.R.S. #52-2206682
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP     (a) [ ]
                                                           (b) [X](See 11 below)
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
         NUMBER OF       0
          SHARES    ------------------------------------------------------------
       BENEFICIALLY  8   SHARED VOTING POWER
         OWNED BY        Disclaimed (See 11 below)
           EACH     ------------------------------------------------------------
         REPORTING   9   SOLE DISPOSITIVE POWER
          PERSON         0
           WITH     ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                         Disclaimed (See 11 below)
--------------------------------------------------------------------------------
            11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                     Beneficial ownership of all shares disclaimed by New York Life Investment Management Holdings LLC.
--------------------------------------------------------------------------------
            12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES                [X] Disclaimed (See 11 below)

--------------------------------------------------------------------------------
            13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Not Applicable (See 11 below).

--------------------------------------------------------------------------------
            14       TYPE OF REPORTING PERSON

                     HC, 00
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 032653107                                           PAGE 6 OF 29 PAGES

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      New York Life Insurance Company
      I.R.S. #13-5582869
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP     (a) [ ]
                                                           (b) [X](See 11 below)
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of New York
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
         NUMBER OF       0
          SHARES    ------------------------------------------------------------
       BENEFICIALLY  8   SHARED VOTING POWER
         OWNED BY        Disclaimed (See 11 below)
           EACH     ------------------------------------------------------------
         REPORTING   9   SOLE DISPOSITIVE POWER
          PERSON         0
           WITH     ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                         Disclaimed (See 11 below)
--------------------------------------------------------------------------------
            11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                     Beneficial ownership of all shares disclaimed by New York Life Insurance Company.
--------------------------------------------------------------------------------
            12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES                [X] Disclaimed (See 11 below)

--------------------------------------------------------------------------------
            13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Not Applicable (See 11 below)

--------------------------------------------------------------------------------
            14       TYPE OF REPORTING PERSON

                     IC
--------------------------------------------------------------------------------

      Reference is made to the Statement on Schedule 13 filed on June 9, 2004, as amended by Amendment No. 1 thereto filed September 17, 2004 (as so amended, the "Schedule 13D"), each on behalf of (i) New York Life Capital Partners II, L.P., a Delaware limited partnership ("NYL"), (ii) New York Life Capital Partners II, L.L.C., a Delaware limited liability company ("NYLGP") which is the general partner of NYL and is a wholly-owned subsidiary of NYLCAP (defined below), (iii) NYLCAP Manager LLC, a Delaware limited liability company ("NYLCAP"), which is the investment manager of NYL and is a wholly-owned subsidiary of NYLIMH (defined below), (iv) New York Life Investment Management Holdings LLC, a Delaware limited liability company ("NYLIMH"), which is a wholly-owned subsidiary of NYLIC (defined below), and (v) New York Life Insurance Company, a New York mutual insurance company ("NYLIC"). NYL, NYLGP, NYLCAP, NYLIMH and NYLIC are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." Each of NYL, NYLGP and NYLCAP expressly disclaim that they are members of a "group" consisting of the Stockholder Parties (as such term is defined in Item 4 of this Statement) as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) thereunder. Each of NYLIMH and NYLIC expressly disclaims beneficial ownership of all shares and expressly disclaims that it is a member of a "group."

      This Amendment No. 2 to Schedule 13D (this "Amendment No. 2" and, together with the Schedule 13D, this "Statement") is filed on behalf of the Reporting Persons. All capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

ITEMS 2(a), (b), (c).

      The first paragraph of Items 2(a), (b), (c) of Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

      "NYL is a limited partnership investing primarily in leveraged buyouts and other similar transactions involving equity and short-term debt. NYLGP, a wholly-owned subsidiary of NYLCAP, is the general partner of NYL, and may be deemed to be the beneficial owner of 4,714,285 shares of Common Stock beneficially owned by NYL. NYLCAP, a wholly-owned subsidiary of NYLIMH, is a registered investment adviser and acts as investment manager of NYL and may be deemed to be the beneficial owner of 4,714,285 shares of Common Stock beneficially owned by NYL. NYLIMH, a wholly-owned subsidiary of NYLIC, is an investment management holding company and NYLIC engages in providing a wide variety of insurance and other investment products and services. Each of NYL, NYLGP, NYLCAP, NYLIMH and NYLIC has its principal executive offices at 51 Madison Avenue, New York, New York 10010."

ITEM 2(f).

      Item 2(f) of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

      "All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedules II through V are United States citizens, except that Christina A. Gold, a director of NYLIC, is a citizen of Canada, Joseph Gilmore, an executive officer of NYLIC, is a citizen of Canada, and Gideon A. Pell, an executive officer of NYLIC, is a citizen of the United Kingdom."

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

      "As more fully detailed in Item 4 of this Statement, NYL, the Issuer and other parties entered into the Series B Purchase Agreement (as such term is defined in Item 4 of this Statement) with respect to the transactions contemplated thereby. Pursuant to the Series B Purchase Agreement, NYL purchased
(i) on the First Closing Date, a Senior Subordinated Note in the initial principal amount of $3.5 million and an Initial Common Stock Warrant (as such terms are defined in Item 4 of this Statement) and (ii) on the Subsequent Closing Date, shares of Series B Preferred Stock and a Subsequent Common Stock Warrant for an aggregate purchase price of $7.5 million (as such terms are defined in Item 4 of this Statement), the funds used to pay for each of which were provided by NYL from its cash on hand."

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

      "NYL acquired its Senior Subordinated Note, shares of Series B Preferred Stock, Initial Common Stock Warrant and Subsequent Common Stock Warrant (as such terms are defined below) as an investment, in the regular course of business. NYL intends to reexamine its investment in the Issuer from time to time and, depending on market considerations and other factors, may convert its shares of Series B Preferred Stock (as such term is defined below) and/or exercise its Initial Common Stock Warrant and/or Subsequent Common Stock Warrant and/or purchase or sell shares of Common Stock, if appropriate opportunities to do so are available, on such terms and at such time as it considers to be advisable.

      Other than the matters set forth herein, no Reporting Person has any plans or proposals which relate to, or would result in the occurrence of, any of the transactions or events set forth in Item 4 of Form 13D.

Series B Purchase Agreement

      On May 28, 2004 (the "First Closing Date"), the Issuer entered into that certain Purchase Agreement (the "Series B Purchase Agreement") with General Electric Pension Trust ("GEPT"), NYL, Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (together, the "Pequot Funds" and, collectively with GEPT and NYL, the "Investors"). Pursuant to the Series B Purchase Agreement, for an aggregate purchase price of $12 million, the Issuer issued and sold to the Investors (i) $12 million in aggregate principal amount of the Issuer's secured senior subordinated convertible promissory notes (each, a "Senior Subordinated Note"), the outstanding principal and accrued interest on which were convertible in accordance with their terms into shares of the Issuer's Series B convertible preferred stock, $0.02 par value per share (the "Series B Preferred Stock") at a conversion price of $3.50 per share of Series B Preferred Stock (the "Series B Original Issue Price"), which was the closing price of the Common Stock on May 27, 2004, and (ii) certain detachable ten-year warrants to purchase one share of Common Stock for every five shares of Common Stock issued or issuable upon conversion of the shares of Series B Preferred Stock that were issued upon the conversion of the principal amount of the Senior Subordinated Notes (each, an "Initial Common Stock Warrant"). Pursuant to the Series B Purchase Agreement, for an aggregate purchase price of $3.5 million, NYL purchased a Senior Subordinated Note in the initial principal amount of $3.5 million and an Initial Common Stock Warrant.

      Upon their issuance, the Senior Subordinated Notes were not convertible into shares of Series B Preferred Stock and the Initial Common Stock Warrants were not exercisable to purchase shares of Common Stock. Instead, the Issuer's existing stockholders, including holders of shares of Common Stock and the Pequot Funds, as the holders of 100% of the Issuer's Series A convertible preferred stock, $0.02 par value per share (the "Series A Preferred Stock"),(1) needed to approve (i) the conversion of the Senior Subordinated Notes into shares of Series B Preferred Stock and the issuance of shares of the Series B Preferred Stock upon such conversion, (ii) the exercise of the Initial Common Stock Warrants by the Investors and the subsequent issuance of shares of Common Stock upon such exercise and (iii) the issuance of shares of Common Stock upon conversion of the shares of Series B Preferred Stock (collectively, the "Stockholder Approval") prior to such conversion and exercise.

      On September 15, 2004, Stockholder Approval was obtained at the Annual Stockholders' Meeting of the Issuer. Upon Stockholder Approval, the Senior Subordinated Notes were automatically converted into shares of Series B Preferred Stock at the Series B Original Issue Price. The Series B Preferred Stock is convertible into such number of shares of Common Stock as is obtained by multiplying the number of shares of Series B Convertible Preferred Stock to be converted by $3.50 (the Series B Original Issue Price) and dividing such result by $2.80 (such price, as adjusted for certain dilutive equity issuances and for stock splits and similar events as

--------------
(1) On December 9, 2003, pursuant to that certain Subordinated Note and Series A Convertible Preferred Stock Purchase Agreement, dated July 18, 2003, by and among the Issuer and the Pequot Funds (the "Series A Purchase Agreement"), the Issuer issued and sold to the Pequot Funds (i) shares of Series A Preferred Stock, (ii) warrants exercisable to purchase shares of Common Stock, the number of which is based on the Common Stock issuable upon conversion of shares of Series A Preferred Stock (the "Series A Warrants"), (iii) Secured Subordinated Convertible Promissory Notes (the "Series A Notes") and (iv) in connection with the issuance of the Series A Notes, additional warrants exercisable to purchase shares of Common Stock, the number of which is based on the Common Stock issuable upon conversion of the Series A Notes (the "Series A Note Warrants"). The Issuer has also issued options to purchase shares of Common Stock (the "Series A Options") to certain principals of the Pequot Funds. Certain terms of the Series A Preferred Stock are detailed in the Amendment to the Certificate of Designations, Powers, Preferences and Rights of Series A Convertible Preferred Stock, dated May 27, 2004, filed as Exhibit 4.1 to the Issuer's Form 8-K, dated May 28, 2004, as such Amendment was further amended pursuant to that certain Second Amendment to Certificate of Designations, Powers, Preferences and Rights of Series A Convertible Preferred Stock, dated March 30, 2005 and filed as
Exhibit 3.1 to the Issuer's Form 8-K, dated April 1, 2005. The Pequot Funds' holdings of, and additional terms of, each of the Series A Purchase Agreement, the Series A Preferred Stock, the Series A Warrants, the Series A Notes, the Series A Note Warrants and the Series A Options are detailed in the Pequot Funds' Schedule 13D, as amended, as well as the Issuer's periodic filings with the SEC.

provided in Certificate of Designations, Powers, Preferences and Rights of the Series B Convertible Preferred Stock of the Issuer filed with the Secretary of State of Delaware on May 27, 2004, as amended by that certain Amendment to Certificate of Designations, Powers, Preferences and Rights of the Series B Convertible Preferred Stock of the Issuer filed with the Secretary of State of Delaware on March 30, 2005, the "Conversion Price").

      Also upon Stockholder Approval, the Initial Common Stock Warrants became exercisable for one share of Common Stock for every five shares of Common Stock issued or issuable upon conversion of the shares of Series B Preferred Stock that were issued upon the conversion of the principal amount of the Senior Subordinated Notes. The exercise price of the Initial Common Stock Warrants is $4.32 per share (representing a 25% premium to the trailing average closing price of the Common Stock for the twenty trading days immediately preceding the First Closing Date), subject to adjustments for stock splits, stock dividends and similar events.

      Subject to certain approval rights (including, without limitation, the receipt of the Stockholder Approval) and pursuant to the Series B Purchase Agreement, the Issuer had an option to require the Investors to purchase up to an additional $25 million of shares of Series B Preferred Stock, and Subsequent Common Stock Warrants (the "Issuer Option"), at any one or more times on or prior to May 27, 2005, for the purpose of paying the cost of the acquisition by the Issuer of the stock or assets of one or more companies, in each case with an acquisition value (not including transaction expenses) of at least $10 million (each, an "Issuer Acquisition").

      Pursuant to the Series B Purchase Agreement, for so long as the Issuer Option was in effect, the holders of 100% of the shares of Series A Preferred Stock and 100% of the Senior Subordinated Notes or, upon the conversion of the Senior Subordinated Notes on September 15, 2004, 100% of the shares of Series B Preferred Stock, voting together as a single class (as such voting is calculated in the Series B Purchase Agreement), had the right to veto (i) any Issuer Acquisition and (ii) the issuance of any securities ranking senior to or pari passu with the Series A Preferred Stock or the Series B Preferred Stock, or convertible into securities ranking senior to or pari passu with the Series A Preferred Stock or the Series B Preferred Stock, with respect to voting, dividend, liquidation or redemption rights, including the issuance of subordinated debt (such collective right to veto, the "Veto Right"). If such Veto Right were exercised, the Issuer would not permit the applicable event to occur.

      With respect to the proposed Issuer Acquisition of ComGlobal Systems, Incorporated, a California corporation ("ComGlobal"), the Investors declined to exercise their Veto Right and as of April 1, 2005 (the "Subsequent Closing Date"), the Issuer exercised the Issuer Option. Pursuant to the Series B Purchase Agreement and on the Subsequent Closing Date, the Issuer consummated the Issuer Acquisition of ComGlobal and, for an aggregate purchase price of $25 million, issued and sold to the Investors (i) additional shares of Series B Preferred Stock at the Series B Original Issue Price and (ii) certain detachable ten-year warrants to purchase one share of Common Stock for every five shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock that were issued on the Subsequent Closing Date (each, a "Subsequent Common Stock Warrant"). The Subsequent Common Stock Warrants are exercisable upon their issuance and the exercise price of the Subsequent Common Stock

Warrants is $4.29 per share (representing a 25% premium to the trailing average closing price of the Common Stock for the twenty trading days immediately preceding the Subsequent Closing Date), subject to adjustments for stock splits, stock dividends and similar events. On the Subsequent Closing Date and pursuant to the Series B Purchase Agreement, for an aggregate purchase price of $7.5 million, NYL purchased 2,142,857 additional shares of Series B Preferred Stock and a Subsequent Common Stock Warrant.

Amended and Restated Stockholders' Voting Agreement

      Concurrently with, and as a condition to, the Investors' execution of the Series B Purchase Agreement, the Issuer, the Investors, J. Richard Knop, C.W. Gilluly, Peter Belford, Sr., Arthur A. Hutchins, Joseph H. Saul and DRG Irrevocable Trust (collectively, the "Stockholder Parties") entered into that certain Amended and Restated Stockholders' Voting Agreement, dated May 28, 2004 (the "Stockholders' Agreement"), pursuant to which the Stockholder Parties agreed to vote, or cause to be voted, all securities owned by such Stockholder Parties, or over which such Stockholder Parties have voting control, so as to fix the number of directors of the Issuer at nine, and to nominate and elect the following directors to the board of directors of the Issuer (the "Board"):

      (i) the Chief Executive Officer of the Issuer, currently Sterling E. Phillips, or if there is no Chief Executive Officer, the Issuer's President;

      (ii) subject to certain conditions set forth in the Stockholders' Agreement, two directors designated by a Pequot Majority in Interest (as such term is defined in the Stockholders' Agreement); provided that, if such conditions are not met, the Pequot Majority in Interest would only be entitled to nominate and elect one director, with the remaining director designated by the Nominating Committee of the Board;

      (iii) five directors, independent for the purposes of the American Stock Exchange rules, to be nominated by the Nominating Committee of the Board; and

      (iv) one non-employee director designated by the Chief Executive Officer of the Issuer (or if there is no Chief Executive Officer, the President of the Issuer) and acceptable to the Investors, who shall initially be Peter
      C. Belford.

      In addition, GEPT and NYL, for so long as they own any type of securities of the Issuer, have the right to designate up to two representatives who are entitled to attend each meeting of the Board or any committee thereof as non-voting observers and receive all communications and other materials provided to the Board, excluding attendance at meetings and/or receipt of information that (i) legal counsel for the Board advises to be improper or (ii) is related to Audit Committee meetings and is impermissible under the applicable rules and regulations of the American Stock Exchange.

      In certain circumstances, including the Issuer's failure to redeem the shares of Series B Preferred Stock as required under the Certificate of Designations, Powers, Preferences and Rights of the Series B Convertible Preferred Stock of the Issuer filed with the Secretary of State of Delaware on May 27, 2004 (the "Original Series B Certificate of Designations"), as amended by that certain Amendment to Certificate of Designations, Powers, Preferences and Rights of the Series B Convertible Preferred Stock of the Issuer filed with the Secretary of State of Delaware on March 30, 2005 (the "Series B Certificate Amendment"; the Original Series B Certificate of Designations as amended by the Series B Certificate Amendment is referred to herein as the "Series B Certificate of Designations") that is a part of the Issuer's Certificate of Incorporation, the Investors may designate additional directors so that the directors appointed by Investors will comprise a majority of the Board.

Investors' Voting Agreement

      Concurrently with the Investors' execution of the Series B Purchase Agreement, GEPT and NYL entered into that certain Investors' Voting Agreement, dated as of May 28, 2004 (the "Investors' Voting Agreement"), pursuant to which
(i) for so long as the Issuer Option was in effect, with respect to any matter that was subject to the Veto Right and that was submitted to GEPT and NYL for approval, each of GEPT and NYL agreed to consult with the other regarding such matter and, unless both reached an agreement not to exercise their Veto Right with respect to such matter, each would have been obligated to exercise its Veto Right with respect to such matter and (ii) for so long as GEPT and NYL have the right, pursuant to the Stockholders' Agreement, to designate two representatives (each, a "Representative") entitled to attend each meeting of the Board or any committee thereof as non-voting observers and to receive all communications and other materials provided to the members of the Board or any committee thereof, each of GEPT and NYL agreed that each would be entitled to designate one such Representative.

      Copies of the Series B Purchase Agreement, form of Senior Subordinated Note, form of Common Stock Warrant, Stockholders' Agreement, Original Series B Certificate of Designations, Investors' Voting Agreement and Series B Certificate Amendment are attached hereto as Exhibits 1, 2, 3, 4, 5, 6 and 9, respectively, and are each incorporated in this Statement by reference. Each description in this Statement of such agreement or instrument is qualified in its entirety by reference to the corresponding agreement or instrument."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

"ITEMS 5(a), (b).

      Each of NYLIMH and NYLIC expressly disclaims beneficial ownership of all shares. Each of NYL, NYLGP and NYLCAP beneficially owns 4,714,285 shares of Common Stock, representing 23.3% of the shares of Common Stock, based on the following facts and assumptions:

      (i) On the First Closing Date, NYL purchased a Senior Subordinated Note, with the initial principal amount of $3.5 million, and an Initial Common Stock Warrant.

      (ii) Upon the Stockholder Approval on September 15, 2004, the outstanding Senior Subordinated Note in the aggregate principal amount of $3.5 million was automatically converted at the Series B Original Issue Price into 1,000,000 shares of Series B Preferred Stock.

      (iii) As Stockholder Approval has been obtained by the Issuer, the 1,000,000 shares of Series B Preferred Stock beneficially owned by each of NYL, NYLGP and NYLCAP may be converted at any time into shares of Common Stock at an assumed Conversion Price of $2.80 per share, which would result in the beneficial ownership by each of NYL, NYLGP and NYLCAP of 1,250,000 shares of Common Stock.

      (iv) As Stockholder Approval has been obtained by the Issuer, the Initial Common Stock Warrant issued to NYL may be exercised at any time, which would result in the beneficial ownership by each of NYL, NYLGP and NYLCAP of an additional 250,000 shares of Common Stock.

      (v) On the Subsequent Closing Date, NYL purchased an additional 2,142,857 shares of Series B Preferred Stock and a Subsequent Common Stock Warrant.

      (vi) The 2,142,857 additional shares of Series B Preferred Stock beneficially owned by each of NYL, NYLGP and NYLCAP may be converted at any time into shares of Common Stock at an assumed Conversion Price of $2.80 per share, which would result in the beneficial ownership by each of NYL, NYLGP and NYLCAP of an additional 2,678,571 shares of Common Stock.

      (vii) The Subsequent Common Stock Warrant issued to NYL may be exercised at any time, which would result in the beneficial ownership by each of NYL, NYLGP and NYLCAP of an additional 535,714 shares of Common Stock.

      Each of NYLIMH and NYLIC expressly disclaims any voting or dispositive power over all shares. Based on the foregoing assumptions, NYL, NYLGP and NYLCAP share the power to vote or direct the vote and power to dispose or direct the disposition of 4,714,285 shares of Common Stock, subject to the restrictions on voting described in Item 4 of this Statement.

      Each of NYLIMH and NYLIC expressly disclaims being a member of a "group" (as defined below). Each of NYL, NYLGP and NYLCAP expressly disclaim that they are members of a "group" as such term is used in Section 13(d)(3) of the Exchange Act, or Rule 13d-5(b)(1) thereunder. By virtue of the Stockholders' Agreement, however, a "group," within the meaning of Section 13(d)(3) of the Exchange Act, or Rule 13d-5(b)(1) thereunder, may be deemed to have been formed consisting of all of the Stockholder Parties. If such group were deemed to exist, the Stockholder Parties would be deemed to beneficially own, and be deemed to share the power to vote or direct the vote of, 32,966,638 shares of Common Stock, representing 75.9% of the shares of Common Stock. Each of NYL, NYLGP and NYLCAP expressly disclaims beneficial ownership of, or voting or dispositive power over, the 32,966,638 shares of Common Stock that may be deemed to be beneficially owned by the aforementioned "group."

ITEM 5(c).

      No Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedules II through V, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding sixty days.

ITEM 5(d).

      No other person except for the Reporting Persons is known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons and covered by this Statement.

ITEM 5(e).

      Not applicable."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

      "In connection with the transactions contemplated by the Series B Purchase Agreement, on the First Closing Date, the Issuer issued to NYL a Senior Subordinated Note in the initial principal amount of $3.5 million and an Initial Common Stock Warrant. Pursuant to the Series B Purchase Agreement and on the Subsequent Closing Date, the Issuer issued to NYL an additional 2,142,857 shares of Series B Preferred Stock and a Subsequent Common Stock Warrant.

Senior Subordinated Notes

      Pursuant to the terms of the Senior Subordinated Notes, the Senior Subordinated Notes bore interest at an annual rate of 7%, payable quarterly in cash or, if the Issuer's projected available cash for operations for the twelve months following the due date of an interest installment does not meet specified levels or such payment would result in a default under the Issuer's senior credit facility, accrued and added to the outstanding principal. Upon a payment default, the interest rate on the Senior Subordinated Notes was to be increased to 14% per annum during the term of the default following a five-day cure period. The outstanding principal and accrued interest on the Senior Subordinated Notes were automatically converted into shares of Series B Preferred Stock upon Stockholder Approval at the Series B Original Issue Price.

      If the Senior Subordinated Notes had not been converted into shares of Series B Preferred Stock upon the Stockholder Approval, they would have matured 120 days from the First Closing Date although this 120-day period could have been extended to 180 days from the First Closing Date under certain circumstances prior to the Issuer's receipt of Stockholder Approval necessary for the conversion (the "Maturity Date"). If Stockholder Approval had not been obtained on or before the Maturity Date, (i) the rate of interest payable on the Senior Subordinated Notes would have increased to 14% per annum and would have continued to increase thereafter at the end of each successive calendar quarter at a rate of .75% (but in no event would have been increased above the rate of interest lawfully payable) for so long as the Senior Subordinated Notes remained unpaid and (ii) the Issuer would have issued to Investors additional Common Stock Warrants to purchase $3.5 million of the Issuer's shares of Common Stock, exercisable at any time following Stockholder Approval, at an exercise price equal to the Conversion Price. Principal and interest on the Senior Subordinated Notes was not permitted to be prepaid without the prior written consent of the holders of a majority of the then outstanding aggregate principal amount of all Senior Subordinated Notes.

      The Issuer's obligations under the Senior Subordinated Notes were secured by a second lien on all of the assets of the Issuer and its subsidiaries and were guaranteed by the Issuer's subsidiaries. These obligations were subordinated only to those under the Issuer's senior credit facility.

      During the time that the Senior Subordinated Notes were outstanding, the financial and operational covenants relating to the Senior Subordinated Notes were not more restrictive than those set forth in the agreements executed in connection with the Issuer's existing and future senior secured indebtedness.

Series B Preferred Stock

      Shares of Series B Preferred Stock were issued to the Investors upon the receipt of the Stockholder Approval on September 15, 2004 and additional shares of Series B Preferred Stock were issued to the Investors on the Subsequent Closing Date. The shares of Series B Preferred Stock rank senior to the Issuer's existing shares of Series A Preferred Stock. The shares of Series B Preferred Stock bear a cumulative annual dividend of 6% of the Series B Original Issue Price (as adjusted for any stock splits, combinations, recapitalizations involving equity securities of the Issuer, reclassifications or other similar events involving a change with respect to the Series B Preferred Stock), payable quarterly beginning on June 20, 2004. The dividends are payable in cash unless, at any time after the date of the initial conversion of any Senior Subordinated Note (the "Issue Date"), (i) the Issuer's projected available cash for operations for the twelve months following the due date of a dividend payment is less than $1,000,000 in excess of business projections approved by the Board for such twelve-month period or (ii) such dividend payment in cash would result in an event of default under the Issuer's senior credit facility, in which case the dividend may be paid (at the option of the Issuer) in additional shares of Series B Preferred Stock valued at the Series B Original Issue Price (as adjusted for any stock splits, combinations, recapitalizations involving equity securities of the Issuer, reclassifications or other similar events involving a change with respect to the Series B Preferred Stock).

      Upon any liquidation, dissolution or winding up of the Issuer, holders of the shares of Series B Preferred Stock will be entitled to receive, in preference to holders of shares of Series A Preferred Stock and Common Stock, out of the Issuer's assets available for stockholder distributions, an amount per share equal to the Series B Original Issue Price plus any accrued but unpaid dividends thereon. Certain mergers, acquisitions or asset sales involving the Issuer are treated as a liquidation event unless the holders of 66-2/3% of the then outstanding shares of the Series A Preferred Stock and Series B Preferred Stock, voting together as a single class, elect not to treat such transactions as liquidation events.

      The shares of Series B Preferred Stock are convertible into shares of Common Stock at any time at the election of its holders at the Conversion Price, provided that if Stockholder Approval for the conversion of the Senior Subordinated Notes had occurred during certain uncured events of default, the Conversion Price would not have been subject to the $2.80 floor price.

      The shares of Series B Preferred Stock will convert into shares of Common Stock if (i) any time following eighteen months after the Issue Date, the average closing price of the Common Stock over a twenty consecutive trading day period exceeds 2.5 times the Series B Original Issue Price (as adjusted for certain dilutive equity issuances and for stock splits and similar events related to the Series B Preferred Stock) and (ii) the Issuer elects for the shares of Series B Preferred Stock to be converted. In addition, the shares of Series B Preferred Stock held by holders that do not accept an offer by the Issuer, within sixty days of delivery of such offer, to purchase shares of the Series B Preferred Stock for at least 2.5 times the Series B Original Issue Price (as so adjusted) also will convert into shares of Common Stock if the Issuer elects for such shares of Series B Preferred Stock to be converted. The shares of Series B Preferred Stock will automatically convert into shares of Common Stock upon the agreement of the holders of 75% of the shares of Series B Preferred Stock. In each case, the shares of Series B Preferred Stock would convert using the Conversion Price.

      Holders of two-thirds of the shares of Series B Preferred Stock may require the Issuer to redeem the outstanding shares of Series B Preferred Stock in four equal quarterly installments any time on or after the fourth anniversary of the Issue Date at the Series B Original Issue Price plus accrued but unpaid dividends.

      Holders of shares of Series B Preferred Stock are entitled to vote together with all other classes and series of voting stock of the Issuer on all actions to be taken by the stockholders of the Issuer. As long as at least 25% of the shares of the Series B Preferred Stock issued pursuant to the Series B Purchase Agreement remain outstanding, the Issuer shall not take numerous specified actions (including certain changes to the Issuer's Certificate of Incorporation) without first obtaining the written consent of holders of at least a majority of the then outstanding shares of Series B Preferred Stock voting separately as a class. As long as 50% of the shares of the Series B Preferred Stock issued pursuant to the Series B Purchase Agreement remain outstanding, the Issuer shall not take numerous specified actions (including declaration of dividends or distributions on the capital stock other than dividends and distributions paid on the shares of Series B Preferred Stock and Series A Preferred Stock) without first obtaining the written consent of holders of at least a majority of the then outstanding shares of Series B Preferred Stock voting separately as a class. In addition, as long as the Issuer Option is in effect, holders of 100% of the shares of Series A Preferred Stock and the Series B Preferred Stock, voting together as a single class, shall have the right to veto (i) any Issuer Acquisition, and (ii) the issuance of any securities ranking senior to or pari passu with the shares of Series A

Preferred Stock or Series B Preferred Stock, with respect to voting, dividend, liquidation or redemption rights, including the issuance of subordinated debt.

      These and other terms and provisions of the Series B Preferred Stock are set forth in the Series B Certificate of Designations. In order to provide the Investors the rights set forth in the Series B Certificate of Designations, the Issuer also amended, from time to time, its Certificate of Designations, Powers, Preferences and Rights of the Series A Convertible Preferred Stock.

Common Stock Warrants

      The Initial Common Stock Warrants issued on the First Closing Date will expire on May 28, 2014. They were not exercisable at the time of issuance. Upon Stockholder Approval, the Initial Common Stock Warrants became exercisable at the option of the Investors to purchase such number of shares of Common Stock, at such an exercise price, as detailed in Item 4 of this Statement. Cashless exercise will be permitted.

      The Subsequent Common Stock Warrants issued on the Subsequent Closing Date will expire on April 1, 2015. They are exercisable at the time of issuance at the option of the Investors to purchase such number of shares of Common Stock, at such an exercise price, as detailed in Item 4 of this Statement. Cashless exercise will be permitted.

Registration Rights

      In connection with the Series B Purchase Agreement, the Issuer also entered into a Registration Rights Agreement with the Investors, dated May 28, 2004 (the "Registration Rights Agreement"), pursuant to which, within thirty days following the Issue Date and each subsequent closing under the Series B Purchase Agreement following the exercise of the Issuer Option, the Issuer will be required to file a registration statement on Form S-3 registering the resale of the shares of Common Stock underlying the shares of Series B Preferred Stock, the Initial Common Stock Warrants and the Subsequent Common Stock Warrants, and all other shares of Common Stock owned from time to time by the Investors. The Issuer will be required to keep such registration statement effective until all the shares of Common Stock registered thereunder are sold or the holders are entitled to sell such shares of Common Stock under Rule 144(k) under the Securities Act of 1933, as amended. The Registration Rights Agreement also provides Investors with piggyback registration rights with respect to certain underwritten offerings initiated by the Issuer.

Co-Sale Agreement

      In connection with the Series B Purchase Agreement, the Issuer and the Investors entered into that certain Co-Sale Agreement, dated as of May 28, 2004 (the "Co-Sale Agreement").

      The Co-Sale Agreement provides that, for so long as any Investor holds any Senior Subordinated Notes, shares of Series B Preferred Stock, Initial Common Stock Warrants, Subsequent Common Stock Warrants or shares of Common Stock issued or issuable upon the conversion or exercise of any of the foregoing or issued with respect to any such securities by way of stock dividend, stock split or any reorganization affecting the Issuer's capital stock (collectively, the "Co-Sale Securities"), each such Investor (a "Transferring Investor") desiring to transfer any Co-Sale Securities (other than in connection with transfers to the Issuer, transfers pursuant to a public sale or transfers to certain affiliates) must give each other Investor (the "Other Investors") and the Issuer written notice of the terms and conditions of any proposed bona fide and arm's length sale at least twenty days prior to any such transfer. The Other Investors may elect to participate in such proposed transfer within ten business days of receiving notice of the transfer (such Other Investors so electing, the "Electing Other Investors"), who then have the right and obligation to sell to the proposed transferee(s), at the same price and on the same terms and conditions as are specified in the notice, the same type and up to the same percentage of Co-Sale Securities (on an as converted basis including shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock) owned by such Electing Other Investors as the Co-Sale Securities represents with respect to the capital stock of the Issuer owned by the Transferring Investor.

      The Transferring Investor is not permitted to transfer any Co-Sale Securities to any prospective transferee unless (x) such prospective transferee allows the participation of the Electing Other Investors on the terms specified in the transfer notice or (y) such Transferring Investor does not receive notice that the Other Investors intend to participate within the ten-day period and transfers its Co-Sale Securities within sixty days after the expiration of the ten business day period at a price and on the terms no more favorable than those specified in the original transfer notice.

      Copies of the Registration Rights Agreement and Co-Sale Agreement are attached hereto as Exhibits 7 and 8, respectively, and are each incorporated in this Statement by reference. Each description in this Statement of such agreement is qualified in its entirety by reference to the corresponding agreement."

ITEM 7. MATERIALS FILED AS EXHIBITS.

      Item 7 is hereby amended by the insertion of the following after Exhibit
8:

"Exhibit 9  Amendment to Certificate of Designations, Powers, Preferences and
            Rights of the Series B Convertible Preferred Stock of Analex Corporation, filed as Exhibit 3.1 to Analex Corporation's Form 8-K dated April 1, 2005, is incorporated herein by reference."

      All exhibits to Schedule 13D are hereby incorporated by reference.

SCHEDULE II, III, IV and V

      Each of Schedule II, Schedule III, Schedule IV and Schedule V of the
Schedule 13D is hereby deleted in its entirety and the revised version thereof attached hereto is inserted in lieu thereof.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 18, 2005

                                       NEW YORK LIFE CAPITAL PARTNERS II, L.P.

                                       By: NYLCAP Manager LLC, its Investment
                                           Manager

                                       By: /s/ James M. Barker V
                                           -----------------------------------
                                           Name: James M. Barker V
                                           Title: Executive Vice President

                                       NEW YORK LIFE CAPITAL PARTNERS II, L.L.C.

                                       By: /s/ James M. Barker V
                                           -----------------------------------
                                           Name: James M. Barker V
                                           Title: Principal

                                       NYLCAP Manager LLC

                                       By: /s/ James M. Barker V
                                           -----------------------------------
                                           Name: James M. Barker V
                                           Title: Executive Vice President

                                       NEW YORK LIFE INVESTMENT MANAGEMENT
                                       HOLDINGS LLC

                                       By: /s/ Gary E. Wendlandt
                                           -----------------------------------
                                           Name: E. Wendlandt
                                           Title: Chairman and Chief Executive
                                                  Officer

                                       NEW YORK LIFE INSURANCE COMPANY

                                       By: /s/ William Y. Cheng
                                           -----------------------------------
                                           Name:  William Y.Cheng
                                           Title: Vice President

                                                                     Schedule II

                    NEW YORK LIFE CAPITAL PARTNERS II, L.L.C.

The business address of each of the persons listed below is 51 Madison Avenue, New York, New York 10010.

Executive Officers              Present Principal Occupation
------------------              ----------------------------
John E. Schumacher              Principal of NYLGP and Chief Executive Officer,
                                Manager, and Member of the Compensation
                                Committee of NYLCAP

Adam G. Clemens                 Principal of NYLGP and President and Manager
                                of NYLCAP

James M. Barker V               Principal of NYLGP and Executive Vice
                                President of NYLCAP

Steven M. Benevento             Principal of NYLGP and Manager and Executive
                                Vice President of NYLCAP

Thomas Haubenstricker           Principal of NYLGP and Executive Vice
                                President of NYLCAP

                      Citizenship of All Executive Officers

                                     U.S.A.

                                                                    Schedule III

                               NYLCAP MANAGER LLC

The business address of each of the persons listed below is 51 Madison Avenue, New York, New York 10010.

Manager                     Present Principal Occupation
-------------------         -----------------------------------------------------------
Gary E. Wendlandt           Chairman and Chairman of the Compensation and Valuation
                            Committees of NYLCAP, Chairman, Chief Executive Officer
                            and Manager of NYLIMH and Executive Vice President in
                            charge of Investment Management of NYLIC

Brian A. Murdock            Manager of NYLCAP, Manager and President of NYLIMH and
                            Senior Vice President of NYLIC

Steven M. Benevento         Manager and Executive Vice President of NYLCAP and
                            Principal of NYLGP

Adam G. Clemens             President and Manager of NYLCAP and Principal of NYLGP

John A. Cullen              Manager and Chairman of the Audit Committee of NYLCAP and
                            Senior Vice President, Controller and Chief Accounting
                            Officer of NYLIC

Frank J. Ollari             Manager of NYLCAP, Executive Vice President of NYLIMH and
                            Senior Vice President of NYLIC

Anne F. Pollack             Manager and Member of the Audit Committee of NYLCAP and
                            Senior Vice President and Chief Investment Officer of NYLIC

John E. Schumacher          Chief Executive Officer, Manager, and Member of the
                            Compensation Committee of NYLCAP and Principal of NYLGP

                           Citizenship of all Managers

                                     U.S.A.

Executive Officer             Present Principal Occupation
------------------------      ---------------------------------------------------------
John E. Schumacher            Chief Executive Officer, Manager, and Member of the
                              Compensation Committee of NYLCAP and Principal of NYLGP

Adam G. Clemens               President and Manager of NYLCAP and Principal of NYLGP

Thomas M. Haubenstricker      Executive Vice President of NYLCAP

Steven M. Benevento           Manager and Executive Vice President of NYLCAP and
                              Principal of NYLGP

James M. Barker V             Executive Vice President of NYLCAP and Principal of NYLGP

Nancy Scotton                 Chief Financial Officer of NYLCAP

Don Yu                        Controller of NYLCAP

Robert A. Anselmi             Secretary of NYLCAP, General Counsel and Secretary of
                              NYLIMH and Senior Vice President of NYLIC

Martin H. Hack                Assistant Secretary of NYLCAP and Assistant Secretary of
                              NYLIMH

Barbara T. Friedman           Assistant Secretary of NYLCAP

                      Citizenship of all Executive Officers

                                     U.S.A.

                                                                     Schedule IV

                NEW YORK LIFE INVESTMENT MANAGEMENT HOLDINGS LLC

The names, business addresses and principal occupations of the Managers of New York Life Investment Management Holdings LLC are as follows:

Manager                Business Address                   Present Principal Occupation
------------------     ------------------------------     ------------------------------------
Ravi Akhoury           MacKay Shields                     Manager and Vice Chairman of NYLIMH,
                       9 West 57th Street, 33rd Floor     Chairman, Chief Executive Officer
                       New York, N.Y.  10019              and Senior Managing Director of
                                                          MacKay Shields

Brian A. Murdock       51 Madison Avenue                  Manager and President of NYLIMH,
                       New York, N.Y.  10010              Manager of NYLCAP and Senior Vice
                                                          President of NYLIC

Michael E. Sproule     51 Madison Avenue                  Manager of NYLIMH and Executive Vice
                       New York, N.Y.  10010              President and Chief Financial
                                                          Officer of NYLIC

Seymour Sternberg      51 Madison Avenue                  Manager of NYLIMH, Chairman of the
                       New York, N.Y.  10010              Board and Chief Executive Officer of
                                                          NYLIC

Gary E. Wendlandt      51 Madison Avenue                  Chairman, Chief Executive Officer
                       New York, N.Y.  10010              and Manager of NYLIMH, Executive
                                                          Vice President in charge of
                                                          Investment Management of NYLIC and
                                                          Chairman of the Compensation and
                                                          Valuation Committees of NYLCAP

                           Citizenship of all Managers

                                     U.S.A.

The names, business addresses and principal occupations of the Executive Officers of New York Life Investment Management Holdings LLC are as follows:

Executive Officer       Business Address                  Present Principal Occupation
--------------------    ------------------------------    ----------------------------------------------
Gary E. Wendlandt       51 Madison Avenue                 Chairman, Chief Executive Officer and Manager
                        New York, N.Y.  10010             of NYLIMH, Executive Vice President in charge
                                                          of Investment Management of NYLIC, and
                                                          Chairman of the Compensation and Valuation
                                                          Committees of NYLCAP

Ravi Akhoury            MacKay Shields                    Manager and Vice Chairman of NYLIMH, Chairman,
                        9 West 57th Street, 33rd Floor    Chief Executive Officer and Senior Managing
                        New York, N.Y.  10019             Director of MacKay Shields

Brian A. Murdock        51 Madison Avenue                 Manager and President of NYLIMH, Manager of
                        New York, N.Y.  10010             NYLCAP and Senior Vice President of NYLIC

Patrick G. Boyle        NYLIM Center                      Executive Vice President of NYLIMH and Senior
                        169 Lackawanna Avenue             Vice President of NYLIC
                        Parsippany, N.J.  07054

Frank J. Ollari         51 Madison Avenue                 Executive Vice President of NYLIMH, Manager of
                        New York, N.Y.  10010             NYLCAP and Senior Vice President of NYLIC

Christopher O. Blunt    NYLIM Center                      Executive Vice President of NYLIMH
                        169 Lackawanna Avenue
                        Parsippany, N.J.  07054

Barry A. Schub          NYLIM Center                      Executive Vice President of NYLIMH
                        169 Lackawanna Avenue
                        Parsippany, N.J.  07054

Allison Micucci         51 Madison Avenue                 Chief Compliance Officer of NYLIMH
                        New York, N.Y.  10010

Robert A. Anselmi       51 Madison Avenue                 General Counsel and Secretary of NYLIMH,
                        New York, N.Y.  10010             Secretary of NYLCAP and Senior Vice President
                                                          of NYLIC

Martin H. Hack          51 Madison Avenue                 Assistant Secretary of NYLIMH and Assistant
                        New York, N.Y.  10010             Secretary of NYLCAP

Richard B. Leber        51 Madison Avenue                 Assistant Secretary of NYLIMH and Vice
                        New York, N.Y.  10010             President and Associate General Counsel of
                                                          NYLIC

                           Citizenship of all Officers

                                     U.S.A.

                                                                      Schedule V

                         NEW YORK LIFE INSURANCE COMPANY

The business address of each of the Executive Officers listed below is 51 Madison Avenue, New York, New York 10010.

Executive Officer        Present Principal Occupation
-----------------        -----------------------------------------------
Seymour Sternberg        Chairman of the Board and Chief Executive
                         Officer of NYLIC and Manager of NYLIMH

Frederick J. Sievert     President of NYLIC

Phillip J. Hildebrand    Executive Vice President and Co-Head of U.S.
                         Insurance Operations of NYLIC

Theodore A. Mathas       Executive Vice President and Co-Head of U.S.
                         Insurance Operations of NYLIC

Michael E. Sproule       Executive Vice President and Chief Financial
                         Officer of NYLIC and Manager of NYLIMH

Gary E. Wendlandt        Executive Vice President in charge of
                         Investment Management of NYLIC, Chairman, Chief
                         Executive Officer and Manager of NYLIMH and
                         Chairman of the Compensation and Valuation
                         Committees of NYLCAP

Frank M. Boccio          Senior Vice President and Chief Administrative
                         Officer for U.S. Insurance Operations of NYLIC

Joseph S. Calhoun III    Senior Vice President and Treasurer of NYLIC

Judith E. Campbell       Senior Vice President and Chief Information
                         Officer of NYLIC

Jessie M. Colgate        Senior Vice President in charge of the Office
                         of Governmental Affairs of NYLIC

John A. Cullen           Senior Vice President, Controller and Chief
                         Accounting Officer of NYLIC and Manager and
                         Chairman of the Audit Committee of NYLCAP

Sheila K. Davidson       Executive Vice President in charge of Law and
                         Corporate Administration of NYLIC

Solomon Goldfinger       Senior Vice President and Chief Financial
                         Officer for U.S. Insurance Operations of NYLIC

Gideon A. Pell           Senior Vice President and Chief Risk Officer of
                         NYLIC

Anne F. Pollack          Senior Vice President and Chief Investment
                         Officer of NYLIC and Manager and Member of the
                         Audit Committee of NYLCAP

Robert L. Smith          Senior Vice President in charge of Special
                         Markets of NYLIC

Joel M. Steinberg        Senior Vice President and Chief Actuary of NYLIC

Susan A. Thrope          Senior Vice President, Deputy General Counsel
                         and Secretary of NYLIC

Thomas J. Warga          Senior Vice President, General Auditor and
                         Chief Privacy Officer of NYLIC

Brian A. Murdock         Senior Vice President of NYLIC, Manager of
                         NYLCAP and Manager and President of NYLIMH

Joseph Gilmore           Executive Vice President of NYLIC, President
                         and Chief Executive Officer of New York Life
                         International

Thomas F. English        Senior Vice President and General Counsel of
                         NYLIC

                      Citizenship of all Executive Officers

                      Gideon A. Pell         United Kingdom
                      Joseph Gilmore         Canada
                      All Others             U.S.A.

The names and principal occupations of the Directors of New York Life Insurance Company are as follows. The business address of each of the persons listed below is 51 Madison Avenue, New York, New York 10010.

Director              Present Principal Occupation
------------------    ----------------------------------------------------------------------------
Betty C. Alewine      Director, Vice Chairwoman of the Audit Committee and Member of the
                      Investment and Governance Committees of NYLIC, Director of Rockwell
                      Automation Corp., The Brink's Company and the Cancer Research and Prevention
                      Foundation of America

Robert M. Baylis      Director, Chairman of the Investment Committee and a Member of the Audit and
                      Insurance & Operations Committees of NYLIC, Chairman of Gildan Activewear,
                      Inc., Director of Host Marriott Corporation, Covance Inc., PartnerRe Ltd.
                      and the Rubin Museum of Art and Overseer of the University of Pennsylvania
                      Museum of Archaeology and Anthropology

James L. Broadhead    Director, Chairman of the Audit Committee and Member of the Corporate
                      Organization & Compensation and Governance Committees of NYLIC and Director
                      of The Brink's Company

Kent B. Foster        Director, Chairman of the Corporate Organization & Compensation Committee
                      and Member of the Audit and Governance Committees of NYLIC, Chairman and
                      Chief Executive Officer of Ingram Micro Inc. and Director of J.C. Penney
                      Company and the Campbell Soup Company

Christina A. Gold     Director and Member of the Audit, Insurance & Operations and Corporate
                      Organization & Compensation Committees of NYLIC, President of Western Union
                      Financial Services, Inc., Senior Executive Vice President of First Data
                      Corporation, Director of ITT Industries, Inc., Torstar Corporation and the
                      National Executive Service Corp.

Conrad K. Harper      Director, Vice Chairman of the Governance Committee and Member of the
                      Investment Committee of NYLIC, Of Counsel to Simpson Thacher & Bartlett LLP,
                      Member of the Harvard Corporation and the Council of the American Law
                      Institute, Trustee of the William Nelson Cromwell Foundation, the Lawyer's
                      Committee for Civil Rights Under Law and the Metropolitan Museum of Art,
                      Director of the Public Service Enterprise Group Incorporated and the Academy
                      of Political Science

Director                     Present Principal Occupation
--------                     ----------------------------
Leslie G. McCraw, Jr.        Director, Chairman of the Insurance & Operations Committee and Member of the
                             Corporate Organization & Compensation and Investment Committees of NYLIC,
                             Director of MateriaLink.com, Inc., the Peace Center for the Performing Arts,
                             South Carolina Governor's School for the Arts and Humanities Foundation,
                             Greenville Symphony Endowment Fund, Inc. and Ronald McDonald House
                             Charities of the Carolinas, Inc., Life Trustee of Clemson University and member of the board of Clemson Research Foundation and Member of the Board of Governors
                             of the Commerce Club

Hector R. Ortino             Director and Member of the Audit, Insurance & Operations and Investment
                             Committees of NYLIC, Chairman and Chief Executive Officer of Ferro
                             Corporation, Director of Parker Hannifin Corporation and Trustee of
                             the Playhouse Square  Foundation, the Musical Arts Association (Cleveland
                             Orchestra) and United Way Services of Greater Cleveland

Admiral Joseph W. Prueher    Director, Member of the Corporate Organization & Compensation, Governance
                             and Insurance & Operations Committees of NYLIC, Director of Fluor
                             Corporation, Merrill Lynch & Co., Emerson Electric Co. and Long Shadow
                             Vintners and Member of the Board of Governors of the Nature Conservancy

Frederick J. Sievert         Director, President and Member of the Investment and Insurance & Operations
                             Committees of NYLIC

Seymour Sternberg            Director, Chairman of the Board, Chief Executive Officer and Member of the
                             Investment and Insurance & Operations Committees of NYLIC

Frederick O. Terrell         Director and Member of the Insurance & Operations, Investment and Corporate
                             Organization & Compensation Committees of NYLIC, Managing Partner and
                             Chief Executive Officer of Provender Capital Group, LLC, Director of
                             WellChoice, Inc., Member of the Board of Advisors of the Yale School of
                             Management and the CORO Foundation

                            Citizenship of Directors

                          Christina A. Gold    Canada
                          All Others           U.S.A.